EXHIBIT 4.4


                          SUMMARY OF RIGHTS TO PURCHASE
                            SERIES C PREFERRED STOCK

General
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     On January 22, 2001, the Board of Directors of Equidyne Corporation (the
"Company") declared a dividend of one preferred share purchase right ("Right") for each outstanding share of Common Stock to holders of Common Stock outstanding on February 14, 2001 or issued thereafter. The dividend is payable on February 14, 2001 (the "Record Date") to stockholders of record on that date. The description and terms of the Rights are set forth in the Rights Agreement, dated as of January 22, 2001 (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent. The Rights Agreement is incorporated herein. The following statements are qualified in their entirety by reference to the Rights Agreement. Certain of the capitalized terms used in the following description have the meanings set forth in the Rights Agreement.

Purchase Price
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     Each Right will entitle the registered holder, subject to regulatory approvals and other specified conditions, to purchase one one-hundredth of a share of the Company's Series C Preferred Stock, without par value, (the "Series C Preferred Stock"), at a purchase price of $40.00 (the "Purchase Price"). The Rights will be exercisable only if a person or group

     o acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock, or

     o commences a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock.

     Until that time, the Rights will be evidenced by and will trade with the shares of Common Stock. The Rights will expire on January 21, 2011 unless the Company first redeems or exchanges them, in each case as described below.

     The purchase of stock pursuant to the Rights may be subject to regulatory approvals and other specified conditions. Under no circumstances will a person or group that acquires 15% of the Common Stock be entitled to exercise Rights.

"Flip-in"
---------

     If any person or group acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock and the Company is the surviving entity in a merger or other acquisition transaction with such person or group, each Right will entitle its holder to purchase that number of shares of Common Stock or, at the option of the Company, Series C Preferred Stock, which has a market value at that time of twice the Purchase Price.


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"Flip-over"
-----------

     In the event that any person or group has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, and the Company

          o    consolidates or merges with or into, or
          o    sells 50% or more of its assets or earning power to,

any person or group, each Right would instead entitle its holder to purchase the acquiring company's common shares having a market value of twice the Purchase Price.

Exchange
--------

     If a person or group acquires beneficial ownership of more than 15% but less than 50% of the outstanding shares of Common Stock, the Company may exchange each outstanding Right for one share of Common Stock or cash, securities or other assets having a value equal to the market value of one share of Common Stock. That exchange may be subject to regulatory approvals.

Redemption
----------

     The Company may redeem the Rights, at a redemption price of $0.001 per Right, at any time until any person or group has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock.

Certain Adjustments
-------------------

     The Purchase Price, the amount and type of securities covered by each Right and the number of Rights outstanding will be adjusted to prevent dilution

          o in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series C Preferred Stock,

          o if holders of the Series C Preferred Stock are granted certain rights, options or warrants to subscribe for Series C Preferred Stock or securities convertible into Preferred Stock or equivalent preferred shares at less than the current market price of the Preferred Stock, or

          o upon the distribution to holders of the Series C Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be made until cumulative adjustments amount to a least 1% of the Purchase Price. The Company will not issue fractional shares of Series C Preferred Stock other than in integral multiples of one ten-thousandth of a share. Instead, the Company will make an adjustment in cash based on the market price of the Series C Preferred Stock on the last trading date prior to the date of exercise.


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Amounts Outstanding
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     The Company will distribute one Right to stockholders of the Company for each share of Common Stock owned of record by them at the close of business on February 14, 2001. Until the earliest of

          o such time as any person or group acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock,

          o    January 21, 2011, or

          o    the redemption of the Rights,

the Company will issue one Right with each share of Common Stock that is issued after February 14, 2001 so that each outstanding share of Common Stock will have an appurtenant Right. The Company has initially authorized and reserved 500,000 shares of Series C Preferred Stock for issuance upon exercise of the Rights. The authorized capital stock of the Company presently consists of 35,000,000 shares of Common Stock, par value $.10 per share and 1,000,000 shares of Preferred Stock, par value $.01 per share. As of November 15, 2000, 16,347,959 shares of Common Stock were outstanding and no shares of Preferred Stock were outstanding.

Amendment
---------

     The Company may amend the Rights Agreement in any respect until any person or group has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock. Thereafter, the Company may amend the Rights Agreement in any manner which will not adversely affect the holders of the Rights in any material respect.


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